United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Sensei Biotherapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81728A108

(CUSIP Number)

February 8, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81728A108	Schedule 13G	Page 1 of 9

1	Names of Reporting Persons Presight Co-Invest Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 955,738
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 955,738
9	Aggregate Amount Beneficially Owned by Each Reporting Person 955,738
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 3.1%
12	Type of Reporting Person PN

CUSIP No. 81728A108	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons Presight Sensei Co-Invest Management, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 955,738
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 955,738
9	Aggregate Amount Beneficially Owned by Each Reporting Person 955,738
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 3.1%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 81728A108	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons Apeiron Investment Group, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Malta
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,651,843
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,651,843
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,651,843
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.7%
12	Type of Reporting Person CO

CUSIP No. 81728A108	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons Christian Angermayer
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Federal Republic of Germany
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,651,843
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,651,843
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,651,843
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.7%
12	Type of Reporting Person IN

CUSIP No. 81728A108	Schedule 13G	Page 5 of 9

ITEM 1.	(a) Name of Issuer:

Sensei Biotherapeutics, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1405 Research Blvd, Suite 125

Rockville, MD 20850

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Presight Co-Invest Fund, L.P. (“Presight Co-Invest”);

Presight Sensei Co-Invest Management, L.L.C. (“Presight Co-Invest Management”);

Apeiron Investment Group, Ltd. (“Apeiron”); and

Christian Angermayer.

(b)	Address or Principal Business Office:

The business address for (i) Presight Co-Invest and Presight Co-Invest Management is 340 South Lemon Avenue #3391 Walnut, CA 91789 and (ii) Apeiron and Christian Angermayer is Block A, Apt.12, Il-Piazzetta, Tower Road, SLM1605, Sliema, Malta.

(c)	Citizenship of each Reporting Person is:

Presight Co-Invest and Presight Co-Invest Management are organized under the laws of the state of Delaware. Apeiron is organized under the laws of the Malta. Mr. Angermayer is a German citizen.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”).

(e)	CUSIP Number:

81728A108

ITEM 3.

Not applicable.

CUSIP No. 81728A108	Schedule 13G	Page 6 of 9

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of the date hereof based upon 30,588,495 shares of Common Stock outstanding as of February 10, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Presight Co-Invest Fund, L.P.	955,738	3.1%	0	955,738	0	955,738
Presight Sensei Co-Invest Management, L.L.C.	955,738	3.1%	0	955,738	0	955,738
Apeiron Investment Group, Ltd.	2,651,843	8.7%	0	2,651,843	0	2,651,843
Christian Angermayer	2,651,843	8.7%	0	2,651,843	0	2,651,843

Presight Co-Invest is the record holder of 955,738 shares of Common Stock. The general partner of Presight Co-Invest is Presight Co-Invest Management, which is a wholly owned subsidiary of Apeiron. As a result, each of Apeiron and Presight Co-Invest Management may be deemed to share beneficial ownership of the securities held by Presight Co-Invest.

In addition, Apeiron is the record holder of 1,696,105 shares of Common Stock. Christian Angermayer is the majority shareholder of Apeiron and may be deemed to share beneficial ownership of the securities beneficially owned by Apeiron.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 81728A108	Schedule 13G	Page 7 of 9

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 81728A108	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2021

Presight Co-Invest Fund, L.P.
By:	Presight Sensei Co-Invest Management, L.L.C., its general partner
By:	Apeiron Investment Group, Ltd., its sole member

By:	/s/ Julien Höfer
Name:	Julien Höfer
Title:	Director

Presight Sensei Co-Invest Management, L.L.C.
By:	Apeiron Investment Group, Ltd., its sole member

By:	/s/ Julien Höfer
Name:	Julien Höfer
Title:	Director

Apeiron Investment Group, Ltd.

By:	/s/ Julien Höfer
Name:	Julien Höfer
Title:	Director

Christian Angermayer

/s/ Christian Angermayer

CUSIP No. 81728A108	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.